UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 31, 2024

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Managerial Analysis of Results

Our transformation is underway, and is reflected in both our operational improvements and adjustments in how we deliver our services. This includes reducing our footprint and investing in digital channels as a part of this process. We reaffirm our goal to improve our profitability in a step-by-step, secure and gradual manner, while placing the client at the center of our decisions.

The loan portfolio saw a balanced acceleration in 3Q24, showing healthy growth, mainly in low-risk lines and good net interest income after provisions. The mix change also continues to be gradual. As a result, delinquency continued to fall and loan loss provisions were low, also benefited from improvements in the collection process. Revenue growth, with controlled credit risk, is expected to be the main factor contributing to the improvement in profitability over the coming quarters. Client NII net of provisions rose again in the quarter. The market NII improved slightly compared to the previous quarter, despite facing challenging macro scenario. Fee and commissions income continues to recover, driven by higher revenues from asset management, custody and brokerage, and consortium.

Recurring net income was R$5.2 billion in 3Q24, with an ROAE of 12.4%. This was another quarter of safe and solid profitability growth.

Operating income reached R$6.8 billion in the quarter, up 15% q/q and 29% y/y. Once again, the key factors contributing to the operational improvement were increased revenue, a reduction in credit risk, and the robust insurance profitability.

In Individuals segment, credit cards portfolios for high-income Individuals, rural, personal loans, real estate and payroll-deductible loans all maintained growth trend, and financing for vehicles progressed. For Micro, Small, and Medium-sized Enterprises (MSME), we point to the strong growth in credit origination for medium-sized enterprises, which are considered to be lower risk. We showed positive growth in BNDES/Finame transfers, foreign trade, real estate and guarantees and sureties. We remain cautious about origination for small-sized enterprises. In large companies, we have also evolved, aiming to consistently maintain NII. In other words, we are shifting the portfolio mix at a gradual pace.

The new vintages continued to show good quality, with leading indicators of delinquency rate at levels well below the pre-pandemic period. This evidence allows us to safely continue to grow our loan portfolio.

Over 90 days, past due loans fell by 0.1 p.p. in the quarter. There was a drop in all segments. Our coverage ratio was stable over the quarter.

Revenue grew again in 3Q24, driven by Client NII, fees and insurance. The combination of rising revenue, controlled cost of risk and footprint optimization results in an important productivity gain within the Organization.

Client NII increased by 2.5% q/q and Client NII net of provisions registered a significant increase in the period to R$8.5 billion, which was 7% q/q and 28% y/y. We emphasize that credit concessions always considers risk-adjusted return and, therefore, is primarily based on Client NII net of provisions.

The effect of our increased share in Cielo over the quarter affected some of our financial lines, including fee and commissions income and operating expenses. Fee and commissions income reached R$9.9 billion in 3Q24. Without the increase in our share in Cielo, revenues would have stood at R$9.6 billion and increased by 2.8% q/q and 5.1% y/y. Several factors explain this favorable performance, especially loan operations, fund management and consortia.

Operating expenses were also influenced by the increase in our share in Cielo, growing by 4.0% q/q and 12.1% y/y in 3Q24. Without this increase, expenses would have grown by 2.0% q/q and 9.9% y/y.

The performance of insurance operations remains solid and at a high level, with an ROAE of 23.7% in the quarter. Income from insurance operations was R$5.0 billion (8.7% q/q and 9.2% y/y), and net income reached R$2.4 billion (8.1% q/q and 0.9% y/y), driven by increased revenue across all segments and a reduction in claims. The outlook for the Insurance Group remains positive.

Tier I capital closed the quarter at 12.7%, up 0.1 p.p. compared to June 2024. We allocated R$8.2 billion in interest on capital to shareholders in 9M24.

We continue to implement the strategic plan. There were some notable advances observed in 3Q24. We concluded the Cielo´s tender offer, which may provide us with greater commercial flexibility to meet the needs of our clients. We have also progressed in the way we serve clients, by closing physical branches and focusing more on our digital channels and banking correspondents at Bradesco Expresso. We have finalized the acquisition of a 20% share in the Santa Group and the creation of the new Atlântica D'Or network of hospitals, representing strategic moves for our Insurance Group. In terms of personnel and organizational structure, we hired an executive officer for the technology area, and continued to strengthen our staff across various areas, such as credit and technology. We conducted a survey on the bank's culture, and got 74% of our employees to take part, providing essential material for our cultural evolution. We continue to place the client at the center of our decisions. We also began using generative AI in our App's communication channels, increasing our ability to help clients through BIA and remote channels.

In 2021 we set the goal of allocating, by 2025, R$250 billion to sectors and activities with socio-environmental benefits. With the early achievement of this goal we reaffirmed our commitment to the cause, raising our target to R$320 billion in the same period.

This new level reaffirms our leading role and actions with our clients, supporting, engaging and financing initiatives, that contribute to the transition to a greener, more resilient and inclusive economy.

The following information details our performance in 3Q24, including earnings data, balance sheet and various indicators.

enjoy the reading!

highlights 3Q24

recurring net income

R$5.2 bi

△ 10.8% q/q ▽ 13.1% y/y

Quarterly ROAE **12.4%**
△ 1.0 p.p. q/q △ 1.1 p.p. y/y

main data selected

	total net interest income	**R$16.0 bi**	△ 2.7% q/q △ 0.9% y/y
LLP	loan loss provisions - expanded	**R$7.1 bi**	△ 2.2% q/q △ 22.4% y/y
	client NII – net loan loss provisions	**R$8.5 bi**	△ 6.8 % q/q △ 28.0% y/y
	fee and commission income	**R$9.9 bi**	△ 2.8% q/q (1) △ 5.1% y/y (2)
	operating expenses	**R$15.1 bi**	△ 2.0% q/q (3) △ 9.9% y/y (4)

Regarding the effect of increasing the share in Cielo: **(1)** 6.3%; **(2)** 8.7%; **(3)** 4.0%; and **(4)** 12.1%.

loan portfolio

R$943.9 bi

△ 3.5% q/q △ 7.6% y/y

individuals
R$396.8 bi
△ 3.9% q/q
△ 10.0% y/y

companies
R$547.1 bi
△ 3.2% q/q
△ 5.9% y/y

MSME △ 5.0% q/q △ 16.9% y/y

LC △ 2.2% q/q △ 0.7% y/y

delinquency ratio

15 to 90 days: **3.4%** ▽ 0.3 p.p. q/q ▽ 0.7 p.p. y/y

+90 days: **4.2%** ▽ 0.1 p.p. q/q ▽ 1.4 p.p. y/y

basel – tier I

12.7% △ 0.1 p.p. q/q ▽ 0.7 p.p. y/y

insurance group

recurring net income	quarterly ROAE	income from operations	revenue	claims ratio
R$2.4 bi	**23.7%**	**R$5.0 bi**	**R$31.5 bi**	**76.2%**
△ 8.1% q/q	△ 1.6 p.p. q/q	△ 8.7% q/q	△ 4.2% q/q	▽ 2.4 p.p. q/q
△ 0.9% y/y	▽ 0.2 p.p. y/y	△ 9.2% y/y	△ 11.7% y/y	▽ 4.3 p.p. y/y

key highlights

- Solid and safe profitability growth
- Evolution of the net NII, driven by client NII and reduction of Loan Loss Provision Expense
- Productivity gains, with rising revenues, controlled credit risk and footprint adjustment
- Balanced credit portfolio growth across all segments
- Improving delinquency ratios
- Operating expenses evolving as expected
- Insurance maintains operational improvement and high ROAE
- Increased stake in Cielo

recurring net income statement

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
\\ Net Interest Income	**15,999**	**15,580**	**15,859**	**46,731**	**49,068**	**2.7**	**0.9**	**(4.8)**
- Client NII	15,635	15,255	15,836	45,412	49,454	2.5	(1.3)	(8.2)
- Market NII	364	325	23	1,319	(386)	12.0	-	-
\\ Expanded Loan Loss Provision	**(7,127)**	**(7,290)**	**(9,188)**	**(22,228)**	**(29,021)**	**(2.2)**	**(22.4)**	**(23.4)**
\\ Net Interest Margin	**8,872**	**8,290**	**6,671**	**24,503**	**20,047**	**7.0**	**33.0**	**22.2**
Income from Insurance, Pension Plans and Capitalization Bonds	5,048	4,644	4,624	13,689	13,134	8.7	9.2	4.2
Fee and Commission Income (1)	9,904	9,317	9,112	28,082	26,614	6.3	8.7	5.5
Operating Expenses (1)	(15,050)	(14,466)	(13,428)	(42,876)	(39,295)	4.0	12.1	9.1
Personnel Expenses	(6,849)	(6,627)	(6,206)	(19,844)	(18,392)	3.3	10.4	7.9
Other Administrative Expenses	(5,728)	(5,729)	(5,651)	(16,940)	(16,628)	-	1.4	1.9
Other Income / (Operating Expenses)	(2,473)	(2,110)	(1,571)	(6,092)	(4,275)	17.2	57.4	42.5
Tax Expenses	(2,120)	(2,015)	(1,908)	(6,053)	(5,865)	5.2	11.1	3.2
Equity in the earnings (losses) of unconsolidated and jointly controlled subsidiaries	111	109	169	276	439	1.8	(34.3)	(37.1)
\\ Operating Income	**6,765**	**5,879**	**5,240**	**17,621**	**15,074**	**15.1**	**29.1**	**16.9**
Non-Operating Income	31	34	16	79	72	(8.8)	93.8	9.7
Income Tax / Social Contribution	(1,474)	(1,100)	(534)	(3,249)	(1,426)	34.0	-	-
Non-controlling interests in subsidiaries	(97)	(97)	(101)	(299)	(301)	-	(4.0)	(0.7)
\\ Recurring Net Income	**5,225**	**4,716**	**4,621**	**14,152**	**13,419**	**10.8**	**13.1**	**5.5**

(1) It considers the impact of the share in Cielo. Without this impact in 3Q24, the fee and commission income would be R$9,576 MM and the operating expenses would be R$14,751 MM.

net income movement in the quarter | R$ million



△ 428
▽ 521
4,716
380
39
153
10
587
(584)
404
(480)
5,225
2Q24
Client NII
Market NII
Mass-Market
Wholesale
Fee and Commission Income
Operating Expenses (Personnel + Administrative + Others)
Operating Income from Insurance
Others (1)
3Q24
Net Interest Income
Expanded LLP

(1) Tax Expenses, Equity in the Earnings of Affiliates, Non-Operating Income, Income Tax/Social Contribution and Minority Share.

ROAE Quarterly and Accrued



%
11.0
10.0
10.2
10.8
11.3
11.3
6.9
10.2
11.4
12.4
3Q23
4Q
1Q24
2Q
3Q
Quartely
Accrued

ER / Risk – Adjusted ER



%
86.6
84.2
84.0
83.0
81.8
47.3
48.7
49.7
51.3
52.2
48.2
53.4
51.1
52.3
52.0
3Q23
4Q
1Q24
2Q
3Q
Quarterly
12-month
12-month risk-adjusted

net interest income

R$ million	3Q24	2Q24	3Q23	9M24	9M23	3Q24 x 2Q24		3Q24 x 3Q23		9M24 x 9M23	
						R$	%	R$	%	R$	%
\\ Net Interest Income	**15,999**	**15,580**	**15,859**	**46,731**	**49,068**	**419**	**2.7**	**140**	**0.9**	**(2,337)**	**(4.8)**
\\ Client NII (1)	**15,635**	**15,255**	**15,836**	**45,412**	**49,454**	**380**	**2.5**	**(201)**	**(1.3)**	**(4,042)**	**(8.2)**
Average Balance	758,474	734,507	710,718	734,548	716,361	387		836		988	
Gross NIM	8.4%	8.6%	9.1%	8.3%	9.3%	(7)		(1,037)		(5,030)	
\\ Market NII (2)	**364**	**325**	**23**	**1,319**	**(386)**	**39**	**12.0**	**341**	**1,482.5**	**1,705**	**(441.8)**

(1) It relates to the income from operations made with assets (loans and others) and liabilities sensible to spreads. The result calculation of the assets sensible to spreads considers the original rates of the deducted operations from the internal funding cost, and the liabilities result represents the difference between the cost of raising funds and the internal transfer rate of these funds; and **(2)** It is composed of Assets and Liabilities Management (ALM), Trading and Working Capital.

client NII



9.1%
8.8%
8.5%
8.6%
8.4%
R$ billions
3.8%
2.7%
3.8%
4.4%
4.5%
Total Client NII
15.8
15.4
14.5
15.3
15.6
Client NII – net of loan loss provisions
6.6
4.9
6.7
8.0
8.5
+7% q/q
+28% y/y
3Q23
4Q
1Q24
2Q
3Q
Gross NIM Annualized
Net NIM Annualized

expanded portfolio mix (%)

	Sept24	June24	Sept23	Sept24 x Sept23
\\ Individuals	**42.0**	**41.9**	**41.1**	**0.9 p.p.**
Payroll-deductible Loans	10.2	10.4	10.3	(0.1) p.p.
Real Estate Financing	10.4	10.4	10.0	0.4 p.p.
Rural Loans	2.4	2.1	1.7	0.7 p.p.
Vehicle	3.8	3.7	3.8	-
Credit Card	7.5	7.6	8.0	(0.5) p.p.
Personal Loans	6.9	6.7	6.3	0.6 p.p.
Other	1.0	1.0	1.0	-
\\ MSME	**20.5**	**20.2**	**18.8**	**1.7 p.p.**
\\ Large Corporates	**37.5**	**38.0**	**40.0**	**(2.5) p.p.**

change in the client NII | R$ million



15,255
(7,290)
7,965
387
(256)
(26)
275
163
8,508
+7% q/q
543
7,127
15,635
+2% q/q
380
2Q24
Expanded LLP 2Q24
Client NII Net of LLP 2Q24
Average Volume
Spread
Products Mix
Number of Days
Expanded LLP
Client NII Net of LLP 3Q24
Expanded LLP 3Q24
3Q24

Gross client NII increased by 2.5% in the quarter, due to the contribution of the average volume in all segments, an improved margin with deposits and a higher number of days. In credit, the focus is on individuals in consumer financing, especially with personal loans. For micro, small and medium-sized enterprises, emphasis on working capital. The variation in the gross NIM reflects the effects of the regulatory impacts on credit card financing, the risk discrimination of operations, favoring the quality of new credit concessions, and the mix effect, due to the growth of our operations in safer lines. The result of this strategy has reflected in the sequential improvement of the client NII net of provision, which increased +7% compared to 2Q24, +28% compared to 3Q23 and +13% in the nine-month accumulation period.

market NII



R$ billion
0.0
0.7
0.6
0.3
0.4
3Q23
4Q
1Q24
2Q
3Q

Improved market NII driven by the ALM result and higher earnings with arbitration.

funding sources

funds raised and managed

R$3.2 tri

△ 1.7% q/q △ 8.2% y/y

funds raised
△ 0.6% q/q △ 7.2% y/y

funds and managed portfolios
△ 3.2% q/q △ 9.8% y/y

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
Demand Deposits	45,398	43,801	43,599	3.6	4.1
Savings Deposits	129,743	131,430	127,331	(1.3)	1.9
Time Deposits + Debentures	458,442	465,371	450,229	(1.5)	1.8
Borrowings and Onlending	66,273	59,186	52,733	12.0	25.7
Funds from Issuance of Securities	269,409	265,891	240,457	1.3	12.0
Interbank Deposits	2,835	1,518	2,101	86.8	35.0
Subordinated Debts	52,495	51,251	49,614	2.4	5.8
\\ Subtotal	**1,024,594**	**1,018,448**	**963,961**	**0.6**	**6.3**
Obligations for Repurchase Agreements	315,711	320,800	293,049	(1.6)	7.7
Working Capital (Own / Managed)	126,268	126,145	130,358	0.1	(3.1)
Foreign Exchange Portfolio	27,169	28,969	22,746	(6.2)	19.4
Payment of Taxes and Other Contributions	7,208	6,097	6,171	18.2	16.8
Technical Provisions for Insurance, Pension Plans and Capitalization Bonds	393,720	382,390	349,569	3.0	12.6
\\ Funds raised	**1,894,669**	**1,882,848**	**1,767,954**	**0.6**	**7.2**
\\ Investment Funds and Managed Portfolios	**1,270,075**	**1,230,225**	**1,156,493**	**3.2**	**9.8**
\\ Total Assets under Management	**3,164,744**	**3,113,072**	**2,924,447**	**1.7**	**8.2**

loans vs. funding

In order to evaluate the relationship between loan operations and funding, we deducted from the total client funding the amount committed to reserve requirements at Bacen, as well as the amount of funds available within the customer service network, and we added the funds from domestic and foreign lines of credit that provide funding to meet the demand for loans and financing.

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
\\ Funding vs. Investments					
Demand Deposits + Sundry Floating	52,606	49,898	49,769	5.4	5.7
Savings Deposits	129,743	131,430	127,331	(1.3)	1.9
Interbank Deposits	2,835	1,518	2,101	86.8	35.0
Time Deposits + Debentures	458,442	465,371	450,229	(1.5)	1.8
Funds from Financial Bills	260,795	257,200	232,638	1.4	12.1
\\ Customer Funds [(1)]	**904,421**	**905,416**	**862,067**	**(0.1)**	**4.9**
(-) Reserve Requirements	(123,720)	(129,625)	(119,165)	(4.6)	3.8
(-) Available Funds (Brazil)	(13,430)	(14,122)	(14,121)	(4.9)	(4.9)
\\ Customer Funds Net of Reserve Requirements	**767,271**	**761,668**	**728,781**	**0.7**	**5.3**
Borrowings and Onlending	66,273	59,186	52,733	12.0	25.7
Other (Securities Abroad + Subordinated Debt + Other Borrowers - Cards)	92,130	90,378	85,914	1.9	7.2
\\ Total Funding (A)	**925,674**	**911,233**	**867,427**	**1.6**	**6.7**
\\ Expanded Loan Portfolio (Excluding Sureties and Guarantees) (B)	**829,245**	**800,559**	**776,510**	**3.6**	**6.8**
\\ B / A	**89.6%**	**87.9%**	**89.5%**	**1.7 p.p.**	**0.1 p.p.**

(1) It considers: Demand Deposits, Floating, Saving Deposits, Interbank Deposits, Time Deposits, Debentures (with collateral of repurchase transactions) and Funds from Financial Bills (considers Mortgage Bonds, Letters of Credit for Agribusiness, Financial Bills and Structured Operations Certificates).

loan portfolio

expanded loan portfolio

R$943.9 bi

△ 3.5% q/q △ 7.6% y/y

individuals **R$396.8 bi** △ 3.9% q/q △ 10.0% y/y

companies **R$547.1 bi** △ 3.2% q/q ▽ 5.9% y/y

MSME △ 5.0% q/q △ 16.9% y/y

LC △ 2.2% q/q ▽ 0.7% y/y

highlights

rural loans | individuals
△ 16.5% q/q △ 49.1% y/y

personal loans
△ 5.9% q/q △ 16.7% y/y

real estate financing | individuals
△ 3.3% q/q △ 11.2% y/y

foreign trade finance | companies
△ 12.9% q/q ▽ 36.3% y/y

real estate financing | companies
△ 5.5% q/q △ 20.5% y/y

working capital
△ 4.8% q/q △ 5.9% y/y

Bacen Portfolio vs. Expanded Portfolio

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
Individuals	388,134	374,809	356,443	3.6	8.9
Companies	300,302	283,273	270,085	6.0	11.2
\\ Loan Portfolio - Bacen	**688,436**	**658,082**	**626,529**	**4.6**	**9.9**
Sureties and Guarantees	114,646	111,533	100,990	2.8	13.5
Securities (1)	90,016	93,617	104,140	(3.8)	(13.6)
Other	50,794	48,859	45,841	4.0	10.8
\\ Expanded Loan Portfolio	**943,891**	**912,092**	**877,500**	**3.5**	**7.6**
\\ Companies	**547,055**	**530,317**	**516,650**	**3.2**	**5.9**
Large Corporates	353,872	346,252	351,360	2.2	0.7
Micro, Small and Medium-Sized Enterprises	193,182	184,065	165,290	5.0	16.9
\\ Individuals	**396,837**	**381,775**	**360,850**	**3.9**	**10.0**
			Without exchange variation	**3.7**	**6.7**

(1) Includes Debentures, CDCA (Agribusiness Credit Rights Certificate), CRI (Real Estate Receivable Certificates), and FIDC (Credit Rights Investment Fund).

changes in expanded loan portfolio

R$ million

In the comparative periods, the Expanded Loan Portfolio showed growth in all segments and practically all loan modalities. The growth reflects the adjustments made to origination which present better credit quality.



912,092
15,062
9,117
7,620
943,891
47%
29%
24%
Representativeness
June24
Individuals
MSME
Large Corporates
Sept24

Of the total of **R$89** billion in **loans released** in 3Q24, **R$37** bi were released through **digital channels**, with an emphasis on personal and payroll-deductible loans.

loan portfolio

expanded loan portfolio by client profile, product and currency

R$ million	Sept24	June24	Sept23	Variation % Quarter	Variation % 12 months
\\ Individuals	**396,837**	**381,775**	**360,850**	**3.9**	**10.0**
Consumer Financing	**267,470**	**259,096**	**249,463**	**3.2**	**7.2**
Payroll-deductible Loans	96,364	94,465	90,544	2.0	6.4
Credit Card	71,040	69,507	70,452	2.2	0.8
Personal Loans	64,666	61,083	55,429	5.9	16.7
CDC/Vehicle Leasing	35,400	34,041	33,039	4.0	7.1
Real Estate Financing	**97,797**	**94,639**	**87,915**	**3.3**	**11.2**
Other Products	**31,569**	**28,040**	**23,472**	**12.6**	**34.5**
Rural Loans	22,245	19,098	14,920	16.5	49.1
Other	9,324	8,941	8,552	4.3	9.0
\\ Companies	**547,055**	**530,317**	**516,650**	**3.2**	**5.9**
Working Capital	136,948	130,672	129,337	4.8	5.9
Foreign Trade Finance	56,107	49,708	41,152	12.9	36.3
Real Estate Financing	28,187	26,715	23,395	5.5	20.5
BNDES/Finame Onlendings	17,443	16,221	16,548	7.5	5.4
CDC/Leasing	28,560	27,916	26,953	2.3	6.0
Rural Loans	34,527	35,170	35,293	(1.8)	(2.2)
Sureties and Guarantees	113,859	110,890	100,429	2.7	13.4
Securities	90,016	93,617	104,140	(3.8)	(13.6)
Other	41,408	39,408	39,401	5.1	5.1
\\ Expanded Loan Portfolio	**943,891**	**912,092**	**877,500**	**3.5**	**7.6**
Real	849,516	822,898	815,784	3.2	4.1
Foreign Currency	94,375	89,194	61,716	5.8	52.9

Portfolio Mix - %


42.4
19.7
37.9
2020
39.8
20.7
39.5
2021
39.8
19.8
40.4
2022
39.2
19.1
41.7
2023
37.5
20.5
42.0
Sept24
Individuals
Micro, Small and Medium-Sized Enterprises
Large Corporates

Product Mix Individuals - %


Sept24
24
18
16
25
6
11
Payroll-deductible Loans
Credit Card
Personal Loans
Real Estate Financing
Rural Loans
Other

Product Mix Companies - %


Sept24
25
21
16
10
6
22
Working Capital
Sureties and Guarantees
Securities
Foreign Trade Finance
Rural Loans
Other

loan portfolio

real estate financing

Portfolio
R$ billion



+4% q/q
+13% y/y
111.3
113.9
116.3
121.4
126.0
23.4
24.5
25.3
26.7
28.2
87.9
89.4
91.0
94.6
97.8
Sept23
Dec
Mar24
June
Sept
Individuals
Companies

Origination
R$ millions



+5% q/q
+65% y/y
5,889
7,795
6,889
9,266
9,693
2,472
3,980
2,266
3,185
3,047
3,416
3,815
4,623
6,081
6,646
3Q23
4Q
1Q24
2Q
3Q
Borrower
Builder

Profile of the Individual Portfolio – Origination 3Q24

Average term: **360 Months**

R$668 Thousand	R$431 Thousand	64.5%	51.5%
Average Property Valuation	Average Financing	Loan to Value	Loan to Value (Stock)

Units Financed



+2% q/q
+83% y/y
12,720
18,971
15,116
22,898
23,247
5,569
10,892
6,523
9,958
8,912
7,151
8,079
8,593
12,940
14,335
3Q23
4Q
1Q24
2Q
3Q
Borrower
Builder

payroll-deductible loans

Portfolio



%
62.0
63.2
61.4
60.7
59.8
R$ billion
90.5
91.8
93.7
94.5
96.4
89.5%
92.3%
54.3
58.4
61.9
64.6
67.2
35.2
32.0
29.2
27.1
25.1
10.5
9.6
8.9
8.3
7.7
Set23
Dez
Mar24
Jun
Set
Digital Channels %
Branches Network %
Correspondent %
Payroll-deductible Loans / Personal Loans + Payroll-deductible Loans

Distribution of the Portfolio by Sector



%
50.4
51.1
51.5
5.3
4.9
4.9
44.4
43.9
43.6
Sept23
June24
Sept24
Public Sector
Private Sector
Social Security National Institute (INSS)

payroll-deductible loans market share*

14.3%	15.6%	11.6%	13.6%
Total	Social Security	Private	Public

* Reference date: Aug24.

The volume of payroll-deductible loans grew by 6.4% in 12 months, highlighting the 38% increase in portfolio share originated through digital channels (3Q24 vs. 3Q23), which in addition to offering a better experience for clients, generates higher profitability.

vehicle financing

Portfolio
R$ billion


60.6
60.9
61.5
62.8
65.0
27.2
27.6
28.0
28.5
29.3
33.4
33.3
33.4
34.3
35.7
Sept23
Dec
Mar24
June
Sept
Individuals
Companies

Distribution of the Portfolio by Product
%


8.8
1.5
Sept24
89.7
CDC Portfolio
Leasing Portfolio
Finame Portfolio

expanded loan portfolio distribution | by economic sector

R$ million	Sept24	%	June24	%	Sept23	%
Public Sector	**13,771**	**1.5**	**13,734**	**1.5**	**14,892**	**1.7**
Private Sector	**930,120**	**98.5**	**898,358**	**98.5**	**862,608**	**98.3**
\\ Total	**943,891**	**100.0**	**912,092**	**100.0**	**877,500**	**100.0**
Companies	**547,054**	**58.0**	**530,317**	**58.1**	**516,650**	**58.9**
Services	126,697	13.4	121,035	13.3	100,997	11.5
Retail	45,224	4.8	44,052	4.8	50,344	5.7
Transportation and Concession	44,222	4.7	44,055	4.8	41,118	4.7
Production and Distribution of Electricity	32,385	3.4	32,273	3.5	35,004	4.0
Real estate and Construction Activities	32,687	3.5	31,996	3.5	32,403	3.7
Wholesale	26,489	2.8	26,577	2.9	24,924	2.8
Food products	22,036	2.3	21,000	2.3	22,068	2.5
Automotive	12,127	1.3	10,957	1.2	10,100	1.2
Petrol, Derived and aggregated activities	12,616	1.3	10,882	1.2	8,640	1.0
Other Sectors	192,571	20.4	187,490	20.6	191,052	21.8
Individuals	**396,837**	**42.0**	**381,775**	**41.9**	**360,850**	**41.1**

loan portfolio

portfolio by debtors

Diversification strategy, with no relevant concentrations.



%
30.5
27.6
26.9
25.8
25.3
24.1
21.5
21.0
19.9
19.6
15.2
13.2
13.0
12.2
12.2
10.1
8.7
8.4
7.5
7.9
1.6
1.4
1.5
1.2
1.1
Sept23
Dec
Mar24
June
Sept
100 Largest
50 Largest
20 Largest
10 Largest
Largest borrower

summary per maturity (1)

%	Sept24	June24	Sept23
1 to 30 days	11.5	11.6	11.1
31 to 60 days	6.0	6.8	6.2
61 to 90 days	5.0	5.1	6.1
91 to 180 days	11.2	10.3	10.6
\\ Short-Term	**33.7**	**33.8**	**34.0**
181 to 360 days	15.5	15.2	14.9
Over 360 days	50.8	51.0	51.1
\\ Medium / Long-Term	**66.3**	**66.2**	**66.0**

(1) Only normal course operations of the Bacen Portfolio.

rating changes in expanded loan portfolio

As a consequence of the loan concession process and the improvement of new vintages, **98% of the new operations** in 12 months were classified in the AA-C ratings, noting that, currently, around **92% of our operations** are classified in these risk ranges.

Rating changes in Expanded Loan Portfolio between September 2023 and 2024	Total Credit on September 2024		New Customers between October 2023 and September 2024	
Rating	R$ million	%	R$ million	%
AA - C	863,925	91.5%	55,822	98.0%
D	13,259	1.4%	46	0.1%
E - H	66,708	7.1%	1,091	1.9%
\\ Total	**943,891**	**100.0%**	**56,958**	**100.0%**

expanded portfolio by rating and client size (in %)

Customer Profile	Sept24			June24			Sept23		
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Large Corporates	94.3	0.2	5.5	94.4	0.2	5.4	93.5	0.3	6.1
Micro, Small and Medium-Sized Enterprises	90.0	1.6	8.4	89.0	1.9	9.1	85.0	2.6	12.4
Individuals	89.8	2.5	7.7	89.2	2.6	8.2	86.5	3.2	10.3
\\ Total	**91.5**	**1.4**	**7.1**	**91.1**	**1.6**	**7.3**	**89.0**	**1.9**	**9.0**

LLP

expenses with expanded loan loss provisions

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
Loan Loss Provision Expenses	(7,864)	(8,465)	(9,217)	(24,764)	(29,305)	(7.1)	(14.7)	(15.5)
Income from Credit Recovery	1,566	1,473	1,160	4,327	3,258	6.3	35.0	32.8
Impairment of Financial Assets	(234)	301	(179)	42	(892)	-	30.7	-
Granted Discounts / Other (1) (2)	(595)	(599)	(952)	(1,833)	(2,082)	(0.7)	(37.5)	(12.0)
\\ Expanded ALL	**(7,127)**	**(7,290)**	**(9,188)**	**(22,228)**	**(29,021)**	**(2.2)**	**(22.4)**	**(23.4)**

(1) It includes the result with BNDU (non-financial assets held for sale), provision for sureties and guarantees and others; and **(2)** For a better comparative analysis of the lines that make up the expenses with expanded loan loss provisions, we allocated in this line the effects of restructuring operations in the wholesale segment, involving recoveries of credits already written off as losses and an increase in provisions for specific cases.

Reduction of 1.2 p.p. in the cost of risk (loan loss provisions/ portfolio) in 12 months, due to:

- Improved quality of vintage
- Gradual change in portfolio mix, prioritizing products with attractive NII net of provisions
- Improved efficiency in collection



expanded loan loss provisions / expanded loan portfolio
%
4.2
4.8
3.5
3.2
3.0
Expanded Loan Loss Provision
R$ billion
9.2
10.5
7.8
7.3
7.1
3Q23
4Q
1Q24
2Q
3Q
Without Large Corporate Client
Expanded Loan Loss Provision (Expense) / Expanded Loan Portfolio (Annualized)

The improvement in the portfolio profile, mainly in mass-market, contributed significantly to the reduction of R$2.1 billion in total expenses with expanded loan loss provisions, which fell by 22.4% compared to 3Q23. This shows the improvement in the quality of new vintages and the actions implemented in the journey of concession and credit recovery, generating greater efficiency in collection, and resulting in higher credit recovery revenues.



loan loss provisions – mass-market (individuals and companies)
R$ billion
(2)% q/q
(20)% y/y
8.8
8.5
7.3
7.2
7.1
3Q23
4Q
1Q24
2Q
3Q

It is important to note that even with the reduction in loan loss provision in the periods, our coverage ratios over 90 days remained practically stable in the quarter, and showed an increase compared to the previous year.

We continued to provision almost all of the NPL Creation.

loan indicators

delinquency ratios: reduction in all segments

over 15 to 90 days total ratio
improvement of 0.3 p.p. q/q

over 90 days total ratio
improvement of 0.1 p.p. q/q

Both short (15-90) and long (above 90 days) delinquency showed another quarter of improvement in all segments, reflecting the quality of the new vintages that continue to record low levels of delinquency. The 15 to 90 day indicator showed improved performance driven by our operations with companies, highlighting the mass-market.

over 15 to 90 days - %



4.9 5.2 5.5 5.3 5.1 4.9 5.2 4.7 4.7
3.8 4.9 5.1 4.9 4.5 4.6 4.4 3.7 3.0
3.6 4.1 4.6 4.4 4.1 4.1 4.1 3.7 3.4
0.1 0.1 1.4 1.3 0.5 1.3 0.4 0.2 0.1
Sept22 Dec Mar23 June Sept Dec Mar24 June Sept
Micro, Small and Medium-Sized Enterprises

over 90 days - %



5.1 5.5 6.3 6.7 6.6 5.9 5.5 5.2 5.1
4.5 5.3 6.2 7.0 7.2 6.8 6.4 5.4 5.2
3.9 4.3 5.1 5.7 5.6 5.1 4.8 4.3 4.2
0.1 0.1 0.2 0.7 0.6 0.6 0.6 0.2 0.1
Sept22 Dec Mar23 June Sept Dec Mar24 June Sept
Individuals
Total
Large Corporates

Renegotiated Portfolio

Our renegotiated portfolio fell by 3.7% compared to June24 and 0.5 p.p. in the Bacen portfolio share. We maintain higher levels of provision for this portfolio, representing 2.1 times the total of loans overdue by more than 90 days.

Evolution of the balance of the Portfolio

R$ billion



32.6 39.0 39.1 38.8 37.9 36.5
5.3 4.3 4.2 4.2 4.3 4.5
27.3 34.7 34.9 34.6 33.5 31.9
(4)% q/q
(7)% y/y
+4% q/q
+5% y/y
(5)% q/q
(8)% y/y
Sept22 Sept23 Dec Mar24 June Sept
Originated from portfolio in write-off
Originated from active portfolio

Renegotiated Portfolio / Bacen Portfolio

%



5.1 5.2 5.7 6.1 6.2 6.2 6.1 5.8 5.3
Sept22 Dec Mar23 June Sept Dec Mar24 June Sept

Provision (LLP) / Renegotiated Portfolio

%



62.5 63.3 63.3 61.6 62.0 60.2 61.8 63.1 64.3
Sept22 Dec Mar23 June Sept Dec Mar24 June Sept
2.1x

Over 90 days | Renegotiated Portfolio

%



19.8 21.6 23.1 23.7 23.5 22.9 25.3 28.1 30.1
Sept22 Dec Mar23 June Sept Dec Mar24 June Sept

loan indicators

coverage ratios and provision

Coverage Ratio over 90 days - %


298
310
278
244
239
264
260
260
264
201
204
182
164
155
165
164
170
169
98
105
99
92
87
86
85
87
90
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Coverage Ratio over 90 Days - Excluding operations 100% provisioned
Coverage Ratio over 90 Days
Coverage Ratio over 90 Days + Renegotiation

Portfolio in Arrears


R$ million
30,108
25,076
34,269
28,277
40,351
32,906
43,511
36,773
43,710
38,109
38,241
32,597
37,631
31,546
34,144
28,507
33,500
28,639
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Loan Portfolio Overdue for over 60 Days
Loan Portfolio Overdue for over 90 Days

Composition of the Provision


%
7.8
8.8
9.3
9.6
9.4
8.6
8.1
7.4
7.0
R$ million
50,334
9,743
19,799
20,792
57,741
11,081
22,809
23,850
60,032
9,397
21,880
28,756
60,196
7,013
20,728
32,455
59,137
5,683
19,275
34,179
53,901
5,774
17,740
30,387
51,643
6,175
16,372
29,097
48,508
6,083
17,106
25,319
48,486
6,141
16,826
25,518
Expected Losses
Incurred Losses
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Specific
Generic
Complementary
Total Provision - in relation to the portfolio

NPL Creation | 90 Days vs. Write-offs

The NPL Creation in relation to the portfolio showed an improvement of 0.4 p.p. compared to 3Q23, with a reduction in all segments, while in the quarter the improvement was 0.1 p.p., with an emphasis for the Individuals segment. Our level of provision (gross loan loss provision) on new defaults showed a 5 p.p. increase over 3Q23. We provisioned for almost all NPL Creation.


NPL Creation
92%
114%
98%
97%
97%
1.6%
1.3%
1.4%
1.3%
1.2%
R$ million
9,987
8,066
8,643
8,760
8,076
(8)% q/q
(19)% y/y
6,473
5,059
5,732
6,210
5,561
3,325
2,895
2,856
2,424
2,456
189
112
55
127
59
3Q23
4Q
1Q24
2Q
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals
NPL Creation / Bacen Portfolio
Gross Loan Loss Provisions Expenses / NPL Creation - 90 days


Write-offs
R$ million
10,314
14,092
10,743
11,799
7,944
6,970
7,305
6,836
6,706
5,288
3,127
3,541
3,317
3,422
2,469
216
3,245
589
1,671
188
3Q23
4Q
1Q24
2Q
3Q
Large Corporates
Micro, Small and Medium-Sized Enterprises
Individuals

fee and commission income

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
Card Income	4,061	3,720	3,677	11,499	10,952	9.2	10.4	5.0
Checking Account	1,735	1,722	1,726	5,127	5,369	0.8	0.5	(4.5)
Asset Management	960	865	844	2,638	2,402	11.0	13.7	9.8
Consortia	680	638	588	1,966	1,683	6.6	15.6	16.8
Loans Operations	749	688	535	2,043	1,617	8.9	40.0	26.3
Collections and Payments	479	490	531	1,473	1,637	(2.2)	(9.8)	(10.0)
Custody and Brokerage Services	374	344	350	1,060	1,031	8.7	6.9	2.8
Capital Market / Financial Advisory Services	481	475	526	1,161	917	1.3	(8.6)	26.6
Other	385	375	335	1,115	1,006	2.7	14.9	10.8
\\ Total	**9,904**	**9,317**	**9,112**	**28,082**	**26,614**	**6.3**	**8.7**	**5.5**
\\ Business Days	**66**	**63**	**64**	**190**	**188**	**3**	**2**	**2**

Part of the performance of Fee and Commission Income is influenced by the increased share in Cielo. Disregarding this effect, the total revenues would have varied 2.8% vs. 2Q24, 5.1% vs. 3Q23 and 4.3% vs. 9M23.

card income

Card Income reached R$4 billion in the quarter, equivalent to 41% of the total Fee and Commission Income:

- Volume transacted with credit cards exceeded R$83.7 billion; growth of 5% y/y and 3% q/q.
- About 60% of the total revenue comes from high-income clients, with an annual growth of 15%; and
- Increased share in Cielo.

traded volume | credit cards

R$ million



80,170
79,601
80,522
81,147
83,789
3Q23
4Q
1Q24
2Q
3Q

checking account

The variations in the periods reflect our actions seeking to always improve the services we offer to our clients and also our position in the competitive environment.

checking account holders

In million



38.3
38.1
38.3
38.6
38.5
3Q23
4Q
1Q24
2Q
3Q

loans operations

The growth observed in the periods reflects an increase in the volume of credit origination. With greater relevance in the working capital and commissions associated with guarantees provided (guarantees and sureties).

asset management

market share **16.5%**

The revenue shows continuous growth in all periods presented, reflecting the effectiveness of our management strategy and our commitment to generating value for our clients in an extremely challenging market. In addition to the robust results, Bradesco Asset is the first to win in the three main FGV rankings, being named the Best Asset Managers in Brazil, Best Bank to invest in funds and Best Pension Plan Manager.

balance of investment funds and managed portfolios

R$ billion



1,156
1,193
1,214
1,230
1,270
Sept23
Dec
Mar24
June
Sept

fee and commission income

consortia

market share **Total 20.1%** | **auto 23.6%** | **real estate 12.9%** | **trucks, tractors and agricultural implements 17.4%**

Increase in fee and commission income in all periods, with a global market share of 20.1%.

highlights of 9M24

More than 176 thousand quotas contemplated (R$11.3 billion concessions in letters of credit);

Agro Bradesco Consortium had revenues of more than R$1.4 billion, a growth of 28% vs. 9M23; and

Digital sales grew by 37% compared to 9M23.

number of outstanding consortium quotas

In thousands



1,525
1,531
1,531
1,520
1,523
1,125
1,139
1,134
1,121
1,125
153
149
153
147
146
247
243
248
252
253
3Q23
4Q
1Q24
2Q
3Q
Real Estate
Trucks, Tractors and Agricultural Implements
Auto

collections and payments

Revenues totaled R$479 million in the quarter, in a resilient performance in the face of the new payment options and methods available in the market.

capital market / financial advisory services

Good performance in the quarter, reflecting efforts to capture business opportunities in all segments of the capital market and in mergers and acquisition operations. We advised in 121 operations in the 3Q24, totaling around R$156 billion in volume of transactions. Below are the main highlights by segment:

fixed income (DCM)
Advisory services and structuring of 113 transactions with a volume of R$132.6 billion.

variable income (ECM)
Coordination and distribution with a volume of R$14.8 billion.

mergers and acquisitions (M&A)
Advisory services for seven transactions with a volume of R$8.6 billion.

custody

In the 3Q24, we registered R$2.5 trillion, with a growth of 12% in 12 months of assets under custody.



R$ billion
2,227
2,337
2,351
2,398
2,491
3Q23
4Q
1Q24
2Q
3Q

operating expenses

The performance of our operating expenses reflects our strategy to adjust the cost-to-serve, which already presents positive results in the containment and allocation of expenses. In this quarter, we accelerated movements in the physical network and maintained strict cost control, without compromising investments, mainly in technology, development, infrastructure and strengthening the framework with more hires in the areas of technology, credit and investments, in addition to the effects of the collective agreement and higher expenses related to the increase in the result. **In this quarter, total operating expenses were affected by the increase in our share in Cielo. Disregarding this effect, the variation would be 2.0% vs. 2Q24, 9.9% vs. 3Q23 and 8.4% vs. 9M23, within our estimates for the annual guidance.**

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
\\ Personnel Expenses	**(6,849)**	**(6,627)**	**(6,206)**	**(19,844)**	**(18,392)**	**3.3**	**10.4**	**7.9**
Payroll, Social Charges, Benefits and Training	(5,629)	(5,430)	(5,239)	(16,397)	(15,253)	3.7	7.4	7.5
Management and Employee Profit Sharing	(772)	(648)	(596)	(2,037)	(2,013)	19.1	29.5	1.2
Terminations Costs and Provision for Labor Claims	(448)	(549)	(371)	(1,410)	(1,126)	(18.4)	20.8	25.2
Total Administrative Expenses	**(5,728)**	**(5,729)**	**(5,651)**	**(16,940)**	**(16,628)**	**-**	**1.4**	**1.9**
Administrative Expenses	**(4,576)**	**(4,606)**	**(4,587)**	**(13,551)**	**(13,490)**	**(0.7)**	**(0.2)**	**0.5**
Outsourced Services	(1,453)	(1,452)	(1,408)	(4,181)	(4,098)	0.1	3.2	2.0
Data Processing and Communication	(1,001)	(959)	(950)	(2,939)	(2,973)	4.4	5.4	(1.1)
Facilities [(1)]	(648)	(659)	(679)	(1,976)	(1,994)	(1.7)	(4.6)	(0.9)
Financial System Services	(330)	(305)	(383)	(940)	(1,036)	8.2	(13.8)	(9.3)
Advertising and Marketing	(360)	(384)	(328)	(1,078)	(926)	(6.3)	9.8	16.4
Transportation	(195)	(196)	(209)	(583)	(593)	(0.5)	(6.7)	(1.7)
Other [(2)]	(589)	(651)	(630)	(1,854)	(1,870)	(9.5)	(6.5)	(0.9)
Depreciation and Amortization	**(1,152)**	**(1,123)**	**(1,064)**	**(3,389)**	**(3,138)**	**2.6**	**8.3**	**8.0**
\\ Other Operating Expenses Net of Revenue	**(2,473)**	**(2,110)**	**(1,571)**	**(6,092)**	**(4,275)**	**17.2**	**57.4**	**42.5**
Expenses with Marketing of Cards	(800)	(603)	(601)	(1,933)	(1,530)	32.7	33.1	26.3
Civil and Tax Contingencies	(862)	(772)	(295)	(2,217)	(304)	11.7	-	-
Claims	(193)	(172)	(130)	(487)	(451)	12.2	48.5	8.1
Other	(618)	(563)	(545)	(1,456)	(1,991)	9.8	13.4	(26.9)
\\ Total Operating Expenses	**(15,050)**	**(14,466)**	**(13,428)**	**(42,876)**	**(39,295)**	**4.0**	**12.1**	**9.1**

(1) Contemplates Maintenance and Conservation of Assets and Rentals; and **(2)** Includes Water, Electricity and Gas, Travels and Materials.

administrative expenses

The administrative expenses for 9M24 vs. 9M23 grew by 1.9%, below inflation rates, due to the strict cost control and continuous improvement of our service network, committed to the balance between operational efficiency and the way we serve our clients, focused on providing the best experience and driving business creation in an agile and assertive way. Variations in periods (3Q24 vs. 3Q23 and 9M24 vs. 9M23), are related to higher expenses with depreciation and amortization, outsourced services, data processing (mainly cloud storage) and institutional campaigns to promote the brand.



8,148
7,477
7,388
7,173
6,762
6,347
4,281
996
2,871
3,958
765
2,754
3,873
820
2,695
3,667
802
2,704
3,443
809
2,510
3,224
768
2,355
Sept22
Sept23
Dec
Mar24
June
Sept
Branches
Business Units
Service Centers

Retail + Prime: 2,083 | Companies & Business: 122
digital Platform: 76 | Corporate: 74

personnel expenses

The movement in all comparative periods reflects the strengthening of the workforce, mainly in the areas of technology, data and innovation, investment specialists and the credit unit, higher expenses with profit sharing, reflecting the improvement in results / profitability, greater investments in training as well as the effect of the collective agreement that took place in September 2024, which includes a 4.64% readjustment in wages and benefits (September 2023: 4.58%).

other operating expenses net of revenue

The variations in the periods reflect the movements in civil and fiscal contingencies, expenses with card commercialization, driven by the high-income segment and effect of the increased share in Cielo in 3Q24; and higher operational expenses from insurance activities.

dynamics of the insurance business

3Q24

net income
R$2.4 bi
△ 8.1% q/q

ROAE
23.7%

revenues from insurance premiums, pension contributions and capitalization bonds
R$31.5 bi
△ 4.2% q/q

In 3Q24, Grupo Bradesco Seguros recorded a net income of R$2.4 billion, a growth of 8.1% compared to 2Q24, reaching R$6.5 billion in the accrued for the year (+0.4% vs. 9M23). The ROAE evolved from 22.1% to 23.7% in the quarter. The revenues from insurance premiums, pension contributions and capitalization bonds reached R$31.5 billion, representing an increase of 4.2% over the previous quarter and totaling R$89.6 billion in the accrued for the year, with a growth of 14.0% (vs. 9M23).

The continued good performance of revenues and the improvement in the claims and commission ratios contributed to the evolution of the income from insurance operations, which, in the accrued for 9M24, showed a growth of 4.2% (vs. 9M23). It is worth highlighting the increase of 13% in the operating income, exceeding by R$915 million that recorded in the same period of 2023.

In this sense, the reduction of 2.4 p.p. in the claims ratio is highlighted, compared to 2Q24, reaching 76.2% in 3Q24. Regarding the compensation and benefits in the year, Grupo Bradesco Seguros returned a total of R$41.8 billion to the company (9M24).

In life insurance, the Bradesco Vida e Previdência (Life and Pension) product grid presented advances in the period, making it even more complete. The highlights were the launch of the Empresarial Flexível MEI (MEI Flexible Business) insurance, focused on the individual micro-entrepreneur, and the evolution of the Empresarial Flexível Pessoa Chave (Business Flexible Key Person), a product that differs by the flexibility of coverages and assistances.

Now in pension plans, the Company reached a net funding of R$8.0 billion in 9M24 and launched the Pecúlio Super Simples Bradesco, a product that grants a single compensation to beneficiaries in the minimum amount of R$25 thousand and a maximum of R$1.2 million, in case of the death of the participant of the pension plan.

Bradesco Saúde announced the expansion of its network of accredited providers in the Midwest region, mainly strengthening the capacity of care in municipalities of the State of Mato Grosso that are reference of the Brazilian agribusiness, such as Sinop, Sorriso, Lucas do Rio Verde and Nova Mutum.

In the automotive insurance business, Bradesco Seguros has partnered with Livelo to allow the use of points in the total or partial purchase of insurance. The Company also announced the creation of Bradesco Seguro Moto, to meet the specific needs, available for motorcycles of private use, national and imported, under rules contained in the terms of the product.

In Property & Casualty, Bradesco Seguros launched, together with Bradesco Expresso, a pre-formatted product, which aims to provide convenience for the client and expand access to home insurance.

Bradesco Capitalização achieved a 33% growth in revenue through digital channels in 3Q24, compared to the same period of the previous year, maintaining its leadership in the sector.

Atlântica Hospitals completed operations announced in previous quarters, such as the acquisition of a 20% stake in the Santa Group, a network of leading hospitals in the Midwest, as well as the creation of the new network of hospitals, Atlântica D'Or, with the inauguration of the Guarulhos (SP) and Alphaville (SP) units taking place during the month of October.

insurance net income statement

R$ million	3Q24	2Q24	3Q23	9M24	9M23	Variation % 3Q24 x 2Q24	Variation % 3Q24 x 3Q23	Variation % 9M24 x 9M23
\\ Income Statement								
Premiums Earned from Insurance, Pension Plan Contribution and Capitalization Bond Income	18,054	16,776	16,689	51,037	47,817	7.6	8.2	6.7
Retained Claims	(12,002)	(11,522)	(11,555)	(35,150)	(33,721)	4.2	3.9	4.2
Capitalization Bond Draws and Redemptions	(1,725)	(1,476)	(1,442)	(4,588)	(4,056)	16.9	19.6	13.1
Commission Expenses	(1,061)	(1,022)	(811)	(3,090)	(2,747)	3.8	30.8	12.5
Financial Results	1,783	1,888	1,744	5,481	5,841	(5.6)	2.3	(6.2)
\\ Income from Insurance, Pension Plans and Capitalization Bonds	**5,048**	**4,644**	**4,624**	**13,689**	**13,134**	**8.7**	**9.2**	**4.2**
Fee and Commission Income	504	478	459	1,437	1,323	5.4	9.7	8.6
Personnel Expenses	(574)	(553)	(534)	(1,665)	(1,539)	3.8	7.6	8.2
Other Administrative Expenses	(512)	(555)	(507)	(1,577)	(1,445)	(7.7)	1.1	9.1
Others	(668)	(300)	(340)	(1,076)	(1,056)	122.7	96.4	1.9
\\ Operating Income	**3,799**	**3,714**	**3,703**	**10,809**	**10,416**	**2.3**	**2.6**	**3.8**
Non-Operating Income / Income Tax / Social Contribution / Non-controlling interests in subsidiaries	(1,423)	(1,517)	(1,349)	(4,286)	(3,920)	(6.2)	5.5	9.3
\\ Recurring Net Income	**2,376**	**2,197**	**2,354**	**6,523**	**6,497**	**8.1**	**0.9**	**0.4**
Life and Pension Plans	1,274	1,379	1,301	3,795	3,880	(7.6)	(2.1)	(2.2)
Health	367	335	262	1,022	615	9.6	40.0	66.3
Capitalization Bonds	189	173	186	542	514	9.2	1.9	5.5
Property & Casualty and Others	546	310	606	1,164	1,488	76.1	(9.9)	(21.8)
\\ Selected Asset Data								
Total Assets	448,900	434,394	403,679	448,900	403,679	3.3	11.2	11.2
Securities	416,049	403,335	374,143	416,049	374,143	3.2	11.2	11.2
Technical Provisions	393,720	382,390	349,569	393,720	349,569	3.0	12.6	12.6
Shareholder's Equity (1)	36,905	37,674	38,143	36,905	38,143	(2.0)	(3.2)	(3.2)

(1) In Sept 2024, the shareholders' equity of regulated companies (Insurance, Pension plans and Capitalization bonds) totaled R$20,476 million.

Note.: The minimum capital required (MCR) totaled R$13.6 billion in Sept 2024.

income from insurance, pension plans and capitalization bonds +8.7% vs. 2Q24

Net Income and ROAE



%
23.9
24.8
19.8
22.1
23.7
R$ million
2,354
2,486
1,950
2,197
2,376
1,301
1,412
1,142
1,379
1,274
606
580
308
310
546
262
307
320
335
367
186
186
180
173
189
3Q23
4Q
1Q24
2Q
3Q
Life and Pension Plans
Property & Casualty and Others
Health
Capitalization Bonds
ROAE - Quartely

In 3Q24, the continued good performance of the income from insurance, pension plans and capitalization operations was influenced by the increase in revenues from insurance premiums, pension contributions and capitalization bonds and the improvement of the claims and commission ratios.

Performance 3Q24 x 2Q24	Revenues	Claims	Commission Ratio	Financial Results
Life and Pension Plans	△	△	△	▽
Health	△	△	△	▽
Capitalization Bonds	△	-	-	△
Property & Casualty and Others	△	△	△	△

In the nine months to date, revenues from insurance premiums, pension contributions and capitalization bonds reached R$4.3 billion, with 3.4 million products sold digitally, and a 42.8% increase in the quantity of products.

revenue and administrative efficiency ratio


%
3.5
3.6
3.7
4.1
3.7
3.8
3.7
3.6
3.5
R$ million
25,149
24,495
24,997
25,463
28,165
27,999
27,951
30,200
31,463
11,870
11,168
11,338
11,380
13,422
13,153
13,169
14,801
15,000
2,429
2,312
2,135
2,410
2,501
2,286
2,097
2,410
2,605
9,131
9,527
9,949
10,222
10,585
10,986
11,103
11,300
11,905
1,719
1,488
1,574
1,451
1,656
1,574
1,582
1,689
1,953
3Q22
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
Life/AP/VGBL/PGBL/Basic Lines
Auto/P&C + DPVAT
Health
Capitalization Bonds
Administrative Efficiency Ratio

retained claims


%
80.5
80.2
82.1
81.1
80.9
80.3
78.4
78.5
77.7
R$ million
29,050
39,417
11,076
22,166
33,721
45,269
11,626
23,148
35,150
9M22
12M22
3M23
6M23
9M23
12M23
3M24
6M24
9M24
Retained Claims
Claims

income from insurance, pension plans and capitalization bonds


R$ million
3,469
4,300
3,669
4,841
4,624
4,745
3,997
4,644
5,048
1,460
2,241
2,023
2,074
1,744
2,204
1,810
1,888
1,783
2,009
2,059
1,646
2,767
2,880
2,541
2,187
2,756
3,265
3Q22
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
Operating Income
Financial Result

The continued good performance of revenues from premiums, pension contributions and capitalization bonds, as well as an improvement in the claims and commission ratios, contributed to the evolution of the income from operations in the quarter.

technical provisions and insurance activity indicators

technical provisions

Technical provisions totaled R$393.7 billion in September 2024, with an increase of 12.6% in 12 months and 3.0% in the quarter, and higher provisions in the “Life and Pension” and “Health” segments.


R$ million
316,560
324,024
332,905
340,542
349,569
360,803
372,673
382,390
393,720
286,047
292,954
300,734
308,090
316,949
327,498
338,282
346,713
356,470
15,477
15,599
16,572
16,609
16,570
17,174
18,354
19,310
20,532
8,949
9,134
9,163
9,154
9,121
9,200
9,232
9,343
9,520
6,087
6,336
6,435
6,689
6,930
6,931
6,805
7,024
7,198
Sept22
Dec
Mar23
June
Sept
Dec
Mar24
June
Sept
Total Reserves
Pension Plans and Life / VGBL
Health
Capitalization Bonds
Auto/P&C

performance ratios – combined ratio / claims ratio / commission ratio

Combined Ratio


%
89.2
91.8
93.0
91.2
91.3
89.4
89.1
89.7
86.6
101.3
103.5
104.5
101.3
103.0
99.9
100.2
100.3
99.7
90.9
91.1
95.4
93.5
90.1
90.3
95.1
95.9
85.0
55.1
62.8
59.5
63.3
62.4
58.5
54.8
55.8
45.9
3Q22
4Q
1Q23
2Q
3Q
4Q
1Q24
2Q
3Q
Life
Health
Auto/P&C
Total (1)

(1) Excluding additional reserves.

Claims Ratio


%
80.5
78.5
78.4
78.6
76.2
92.4
89.8
89.7
89.6
89.3
57.3
53.2
55.3
60.6
57.1
43.4
42.1
38.9
36.9
29.1
29.1
33.9
35.0
33.5
20.7
3Q23
4Q
1Q24
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

Commission Ratio


%
6.8
6.6
6.7
6.8
6.7
18.9
19.1
19.3
19.3
19.1
16.4
16.2
15.9
16.1
16.1
14.9
15.1
14.8
15.6
15.5
3.7
3.6
3.8
3.8
3.6
3Q23
4Q
1Q24
2Q
3Q
Auto/Optional Third-Party Liability
Life/AP
Property & Casualty
Health
Total

insurance | additional information

number of contracts / clients - bradesco vida e previdência

In thousand


29,642
2,971
26,671
28,264
2,996
25,268
27,691
3,031
24,660
27,975
3,066
24,909
27,867
3,094
24,773
Sept23
Dec
Mar24
June
Sept
Insurance Contracts - Life, Personal Accidents, and Loss of Income
Pension Plans and VGBL Participants

number of bradesco saúde, mediservice and bradesco saúde policyholders

In thousands


3,871
110
3,761
3,856
108
3,748
3,755
107
3,648
3,756
106
3,650
3,841
105
3,736
Sept23
Dec
Mar24
June
Sept
Company Health Plans
Individual Health Plans

number of auto/P&C policyholders

In thousands


3,003
1,492
1,511
3,031
1,546
1,485
2,972
1,523
1,449
3,025
1,582
1,443
3,111
1,639
1,472
Sept23
Dec
Mar24
June
Sept
Auto/Optional Third-Party Liability
P&C

number of clients (capitalization bonds)

In thousands


3,146
3,133
3,179
3,201
3,207
Sept23
Dec
Mar24
June
Sept

basel

Total Ratio
15.1%

Tier I Ratio
12.7%

Common Equity Ratio
11.2%

Even with the growth of the loan portfolio, our Tier I ratio showed evolution in this quarter of 0.1 p.p., as we highlighted below.

Changes in the Tier I Ratio in the quarter



%
Limits since Apr, 2022 (1)
9,50% Tier 1
8,00% Common Equity
12.6
1,5
11.1
0.5
(0.3)
0.1
(0.3)
12.7
1.5
11.2
June24
Net Income
Remuneration to the Shareholders
Effects of Prudential Adjustments / MTM of Securities
Risk-Weighted Assets
Sept24
Common Equity
Additional Capital

(1) It refers to the minimum required limits, added to the additional contributions of counter-cyclical and systemic capital. It is noteworthy that, as per Resolution No. 4,958/21, since April 2022, the minimum capitals are 9.5% for tier I capital and 8.0% for the common equity.



%
15.8
13.6
1.5
12.1
2.2
Sept22
14.8
12.4
1.5
11.0
2.4
Dec
15.1
12.6
1.5
11.1
2.5
Mar23
15.5
12.9
1.5
11.4
2.7
June
16.0
13.4
1.6
11.8
2.5
Sept
15.8
13.2
1.6
11.7
2.6
Dec
15.4
12.7
1.5
11.2
2.6
Mar24
15.2
12.6
1.5
11.1
2.6
June
15.1
12.7
1.5
11.2
2.4
Sept
Tier I
Tier II
Total Ratio
Common Equity
Additional Capital

guidance, indicators & economic perspectives

The following table shows our estimated results for 2024, with no changes to the initial guidance previously disclosed. In this quarter, we are presenting the proforma variations of the lines impacted by the increase of our participation in Cielo for a better comparability effect with the annual indicator. It is worth noting that the initial guidance was prepared on an annual basis, therefore the performance in the nine months of the year should not be compared with the annual estimate due to seasonality, bases for comparison between periods and expected performance by the end of the year for each line.

guidance

Guidance	2024 Annual indicator	9M24 vs. 9M23 Realized not considering the effect of the increase of the share in Cielo	9M24 vs. 9M23 Realized
Expanded Loan Portfolio	7% to 11%	7.6%	7.6%
Net Interest Income	3% to 7%	(4.8%)	(4.8%)
Fee and Commission Income	2% to 6%	4.3%	5.5%
Operating Expenses (Personnel + Administrative + Other)	5% to 9% (1)	8.4%	9.1%
Income from Insurance, Pension Plans and Capitalization Bonds	4% to 8%	4.2%	4.2%
Expanded loan loss provisions - R$ billion	R$35 to R$39	R$22.2	R$22.2

(1) Administrative and personnel expenses grow in line with inflation.

indicators

	3Q24	2Q24	3Q23	9M24	9M23
Interbank Deposit Certificate (CDI)	1.79	2.53	3.22	7.10	9.92
Ibovespa	6.38	(3.28)	(1.29)	(1.77)	6.22
USD – Commercial Rate	(1.99)	11.26	3.91	12.54	(4.03)
General Market Price Index (IGP-M)	1.52	2.02	(0.49)	2.63	(4.93)
Extended Consumer Price Index (IPCA)	0.80	1.05	0.61	3.31	3.50
Business Days (#)	66	63	64	190	188
Calendar Days (#)	92	91	92	274	273
\\ Indicators (Closing Rate)					
USD – Commercial Rate (R$)	5.4481	5.5589	5.0076	5.4481	5.0076
CDS 5 years (Points)	153	170	188	153	188
Selic - Base Interest Rate (% p.a.)	10.75	10.50	12.75	10.75	12.75
BM&F Fixed Rate (% p.a.)	12.17	11.18	11.06	12.17	11.06

economic perspectives

%	2024	2025
USD - Commercial Rate (year-end) - R$	5.40	5.10
Extended Consumer Price Index (IPCA)	4.5	3.8
General Market Price Index (IGP-M)	5.3	3.3
Selic (year-end)	11.75	10.75
Gross Domestic Product (PIB)	3.1	2.1

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